FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V.

Fourth Quarter and Full Year 2015 Unaudited Results

March 30, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA),announced today its unaudited results for the fourth quarter and full year 2015, which have been prepared in accordance with International Financial Reporting Standards. During the fourth quarter, the Company suspended the sale of its social infrastructure projects. Accordingly, these projects are no longer classified as available for sale, and financial statements from prior periods have been restated for comparability. In addition, ICA is no longer consolidating San Martín, effective October 1, 2015, as a result of the reduction in ICA’s shareholding to 31.2% from 51%.

•         Total revenues decreased 53% in the fourth quarter, compared to the same period of 2014

•         Results for 4Q15 were affected by a 66% decrease in civil construction revenues, compared to the same period of 2014

•         Comprehensive backlog increased Ps. 1,578 million compared to end-2014 levels, principally because of new ICA Fluor contracts

•         Operational and financial restructuring process began

•         Payment of parent company financial debt suspended

•         Headcount reduced by 51% to date from December 2014 levels, as part of restructuring process

•         Allowances, asset impairments, and provisions totaled Ps. 11,389 million for the full year

Financial and Operating Results

Fourth quarter consolidated net revenues decreased 53% to Ps. 5,504 million from Ps. 11,647 million in 4Q14. This reduction was principally the result of a lower volumes of construction work on various projects, the completion of international projects that contributed to results in 4Q14, and the deconsolidation of San Martín effective 4Q15. Revenues of the Construction segment decreased to Ps. 2,824 million in 4Q15 from Ps. 8,427 million in in 4Q14.

The consolidated net loss was Ps. 10,510 million in 4Q15 and Ps. 13,833 million in the full year 2015. The net loss was principally the result of the reduction in Construction segment revenues, allowances for doubtful accounts, asset impairment losses, and the depreciation of the peso against the U.S. dollar. Loss per share was Ps. 17.33 (US$ 4.00 per ADS) in 4Q15 and Ps. 23.65 (US$ 5.46 per ADS) in 2015.

ICA 4Q15 Earnings Report	www.ica.mx	1/26

Allowances for doubtful accounts and asset impairment losses

ICA increased its allowance for doubtful accounts, recognized asset impairments, and made restructuring provisions totaling Ps. 11,389 million in 2015. Of the total, Ps. 5,381 million were increased allowances for doubtful accounts related to the construction contracts for the Barranca Larga –Ventanilla tollroad, the TECII terminal in the port of Lázaro Cárdenas, and the Rio de los Remedios tollroad, as well as real estate inventories. In addition, there were Ps. 5,053 million in asset impairment losses, principally for the investments in the Barranca Larga –Ventanilla and the Faros property in Panama. The impairment charges and write-offs during the quarter and full year 2015 represent management's best estimates and necessarily are based on estimates and projections, which are subject to change based on future developments. Accordingly, we may be required to adjust the amount of impairment charges and write-offs in the future.

Provisions and impairment losses in 2015
Ps. million		4Q15	2015
By Line item, and category
Revenues:	Reversal of costs and estimated earnings in excess of billings	447	447
Costs:	Allowance for doubtful accounts	5,309	5,381
Costs:	Asset impairments	4,859	5,053
Other Expenses:	Restructuring provisions	439	492
Other Expenses:	Professional services for restructuring	15	15
Total		11,069	11,389
By Segment
Construction		6,550	6,655
Concessions		3,431	3,441
Corporate and Other		1,088	1,292
Total		11,069	11,389

The allowances and impairment losses affected the balance sheet as well as the income statement. In addition, the balance sheet reflects the reclassification to short-term of certain debt obligations in the Construction and Concessions segments and the three corporate bonds that became due once there was a non-compliance on payment obligations. As a result, current liabilities increased to Ps. 57,618 million as of December 31, 2015, compared to Ps. 27,742 million as of December 31, 2014.

Liquidity and Debt

Total consolidated debt increased 7% to Ps. 67,617 million as of December 31, 2015, as compared to December 31, 2014. The increase was principally the result of the depreciation of the peso against the dollar. Foreign currency denominated debt was 45% of the total.

Total cash was Ps. 9,258 million as of December 31, 2015. Of this, Ps. 4,442 million was restricted cash, and Ps. 4,816 million was unrestricted, of which Ps. 2,697 million was unrestricted cash held at OMA.

ICA 4Q15 Earnings Report	www.ica.mx	2/26

Comprehensive backlog

Comprehensive backlog, including ICA’s share of backlog reached Ps. 64,873 million as of December 31, 2015, an increase of Ps. 1,578 million compared to December 31, 2014. The increase was the result of increases in backlog of non-consolidated affiliates and joint ventures (principally at ICA Fluor), which grew 49% to Ps. 65,366 million; ICA’s proportional share was Ps. 32,163 million, as of December 31, 2015.

* ICA’s proportional share in ICA Fluor ** ICA’s proportional share in other affiliates and joint ventures

Restructuring Activities

During the fourth quarter of 2015, ICA entered into a process of operational restructuring, in order to reduce costs and expenses. Through December 31, 2015, technical and administrative headcount decreased 22%, and costs decreased 15% from the levels as of December 2014. As of the date of this report, technical and administrative headcount has decreased 51% and costs 46%. In addition, ICA suspended payments related to its non-guaranteed financial debt, including the three corporate bonds maturing in 2017, 2021, and 2024; the Company is currently focusing its efforts on the definition of a restructuring plan.

ICA is designing the financial restructuring plan together with its advisors, Rothschild México and FTI Consulting. These initiatives are led by ICA’s new management team headed by Chief Executive Officer Luis Zárate Rocha and Chief Restructuring Officer Guadalupe Phillips Margáin.

ICA 4Q15 Earnings Report	www.ica.mx	3/26

Business Segment Results

Construction

Construction revenues decreased 66% to Ps. 2,824 million in 4Q15 from Ps. 8,427 million in the same period of 2014. Revenues decreased principally because of: i) reduced volumes of work on projects in Mexico including Barranca Larga – Ventanilla, Mitla - Tehuantepec, and Lázaro Cárdenas TECII; ii) the deconsolidation of construction and mining services contracts of San Martín Contratistas Generales in Peru, effective 4Q15, as a result of the reduction in ICA’s shareholding from 51% to 31.2%; iii) a one-time gain in the prior year period resulting from the fair value on initial recognition of the Faros property in Panama; iv) and the completion of a number of projects in South and Central America. On the other hand, Facchina Construction Group (FCG) in the U.S. increased revenues to Ps. 1,383 million in 4Q15 from Ps. 959 million in 4Q14.

Construction segment results and balances were affected by allowances for doubtful accounts and asset impairment losses, as a result of changed circumstances during 4Q15. The principal increases in the allowance for doubtful accounts were:

•	An allowance of Ps. 1,731 million was made for the receivables for the cost overruns on the construction contract for the Barranca Larga – Ventanilla in 4Q15. This action was taken based on the suspension of most of the work on the project as a result of cost overruns that were caused by social issues and delays in the delivery of rights of way outside the Company’s control, in addition to lack of liquidity.
•	An allowance of Ps. 1,009 million was made for the receivables for the construction of Phase I of the TECII terminal with APM Terminals, in the port of Lázaro Cárdenas in 4Q15. This action was taken as a result of the early termination of the construction contract. Currently the parties to the contract are involved in an ordinary dispute resolution proceeding.

ICA 4Q15 Earnings Report	www.ica.mx	4/26

Construction backlog decreased 11% to Ps. 32,710 million as of December 31, 2015, compared to Ps. 36,957 million as of December 31, 2014, largely because of the deconsolidation of San Martín, which reduced consolidated backlog by Ps. 1,152 million. San Martín’s contracts are now included in backlog of non-consolidated affiliates and joint ventures.

New contracts and net contract additions totaled Ps. 341 million in 4Q15. Projects outside of Mexico were 15% of backlog.

| Construction Backlog | Ps. million |
|---|---|
| **Balance, December 2014** | **36,957** |
| **Balance, September 2015** | **35,031** |
| New contracts | 341 |
| Exchange rate adjustments | 52 |
| Work executed | 2,714 |
| **Balance, December 2015** | **32,710** |
| | |
| Book and burn ratio (new contracts/ work executed) (1) | 0.8 |

(1) Based on construction work of 2015 average rates

| Construction Backlog Contracts by modality and currency, December 31, 2015 | |
|---|---|
| Fixed Price | 47% |
| Unit Price | 44% |
| Mixed Price | 9% |
| Mexican pesos | 85% |
| Foreign Currency | 15% |

| Construction Backlog Contract by location and client, December 31, 2015 | |
|---|---|
| Projects in Mexico | 85% |
| Projects outside Mexico | 15% |
| Public sector clients | 81% |
| Private sector clients | 19% |

| Contracted Mining and Other Services | |
|---|---|
| **Balance, December 2014** | **5,108** |
| **Balance, September 2015** | **6,289** |
| New contracts | (6,007) |
| Exchange rate adjustments | (82) |
| Work executed | 109 |
| **Balance, December 2015** | **91** |

ICA 4Q15 Earnings Report	www.ica.mx	5/26

Concessions

Concessions revenues decreased Ps. 272 million, or 15%, to Ps. 1,588 million in 4Q15. This reduction was principally the result of decreased construction revenues from the Palmillas – Apaseo El Grande, Mitla – Tehuantepec, and Barranca Larga – Ventanilla tollroads.

Revenues from operating concessions rose 25% to Ps. 906 million. The largest increases came from the Rio Verde – Ciudad Valles highway, the La Piedad Bypass, the Mayab tollroad, and the Acapulco Tunnel, as well as from the water and social infrastructure projects.

Average daily traffic volumes (ADTV) on operating highways increased 18% compared to 4Q14, and by a similar amount for the full year. Río de los Remedios, Acapulco Tunnel, and Mayab traffic grew by 24%, 18%, and 17%, respectively.

Total 2015 revenues were Ps. 7,311 million, a decrease of 4% compared to 2014, principally for the reasons described above.

Concessions Adjusted EBITDA was Ps. (2,153) million in 4Q15. Despite the increase in operating revenues from concessions, Adjusted EBITDA was affected by the impairment loss for the Barranca Larga investment and the increase in the allowance for the receivable for the Rio de los Remedios. For the full year, Concessions Adjusted EBITDA was Ps. 1,085 million, with a margin of 14.8%.

Debt of the concessions segment was Ps. 30,534 million at the end of 2015, an increase of 8% compared to the prior year period. The increase resulted from drawings from existing debt facilities for projects under construction. Of total debt, 76% is debt for projects in operation, and 24% for projects under construction.

Results and assets of the Concessions segment were affected by asset impairment losses and increased allowances for doubtful accounts. The largest effects were:

•	An impairment loss of Ps. 2,208 million was recognized for the investment in the Barranca Larga – Ventanilla tollroad concession. Construction cost overruns caused by social and environmental issues and updated traffic studies have shown that the project is no longer financially viable. Accordingly, ICA has suspended construction work on most of the project. ICA is currently analyzing alternatives to restore the project to financial viability.
•	An allowance of Ps. 1,021 million was made for the receivable for the Rio de Los Remedios financed public works project, as a result of a change in the estimated return on the project.

ICA 4Q15 Earnings Report	www.ica.mx	6/26

Concessions Operating Information

Traffic Volume (vehicles per day)	4Q14	4Q15	% Chg	12 months 2014	12 months 2015	% Chg
Acapulco Tunnel	8,277	9,796	18	8,586	9,624	12
Mayab Consortium	2,304	2,698	17	2,465	2,638	7
Rio de los Remedios	26,115	32,507	24	23,915	29,766	24
La Piedad Bypass	5,413	6,224	15	4,946	5,671	15
Rio Verde - Ciudad Valles	2,215	2,418	9	2,038	2,360	16
Total Consolidated Average	3,279	3,865	18	3,276	3,693	13

Revenues Composition Ps. million	4Q14	4Q15	% Chg	12 months 2014	12 months 2015	% Chg
Acapulco Tunnel	38	46	22	160	182	14
Mayab Consortium	142	162	14	542	635	17
Rio de los Remedios	73	97	32	239	315	32
La Piedad Bypass	34	39	16	119	144	21
Rio Verde - Ciudad Valles	30	34	15	108	131	22
Total Operating Highways	**317**	**378**	**19**	**1,167**	**1,407**	**21**
SARRE y Papagos - Social infrastructure	271	305	12	1,128	1,201	6
Other Operating Service Revenues	137	223	63	431	582	35
Total Operating Revenues	**725**	**906**	**25**	**2,726**	**3,190**	**17**
Financial Income	933	779	(16)	3,566	3,508	(2)
Construction Revenues and others	203	(97)	--	1,303	613	--
Total Revenues	**1,860**	**1,588**	**(15)**	**7,595**	**7,311**	**(4)**

Adjusted EBITDA Ps. million	4Q14	4Q15	% Chg	12 months 2014	12 months 2015	% Chg
Acapulco Tunnel	27	37	35	107	128	20
Mayab Consortium	88	89	1	420	476	13
Rio de los Remedios	53	72	34	179	226	27
La Piedad Bypass	20	28	44	87	104	20
Rio Verde - Ciudad Valles (2)	23	20	(12)	94	102	9
Total Operating Highways	**212**	**246**	**16**	**887**	**1,037**	**17**
Operating Service Adjusted EBITDA	633	504	(20)	1,904	1,837	(4)
Total Operating Adjusted EBITDA	**844**	**750**	**(11)**	**2,791**	**2,874**	**3**
Adjusted EBITDA other Concepts (1)	459	(2,902)	--	1,279	(1,789)	--
Total Adjusted EBITDA	**1,303**	**(2,153)**	**--**	**4,071**	**1,085**	**--**

(1) Includes Financial and Construction Revenues

(2) Includes PPS Income

ICA 4Q15 Earnings Report	www.ica.mx	7/26

Airports

Revenues increased to Ps. 1,236 million in 4Q15, an increase of 26% compared to 4Q14. This growth resulted from: i) a 25% increase in aeronautical revenues and a 33% increase in non-aeronautical revenues; ii) commercial initiatives put into operation, and iii) strengthening of diversification activities.

Adjusted EBITDA increased 35% to Ps. 561 million in 4Q15, with a margin of 45.4%. Adjusted EBITDA for the full year was Ps. 2,196 million, with a margin of 49.0%.

Passenger traffic volumes increased 11% to 4.4 million passengers in 4Q15. Domestic passenger traffic grew 12% and international passenger traffic increased 10%. For the full year, passenger traffic reached 16.9 million passengers, a new record.

Debt in the Airports segment was Ps. 4,878 million as of December 31, 2015, an increase of 1% compared to December 31, 2014. The ratio of net debt to Adjusted EBITDA was 1.0.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 4Q15 Earnings Report	www.ica.mx	8/26

Consolidated Results for the Fourth Quarter and Full Year 2015

Revenues were Ps. 5,504 million in 4Q15, a reduction of 53% compared to the prior year period. For the full year, revenues decreased 16% to Ps. 33,229 million. The reductions were principally the result of the deconsolidation of San Martín effective 4Q15 and decreased construction activity.

Cost of sales was Ps. 15,111 million in 4Q15 compared to Ps. 8,856 million in 4Q14. The increase was principally the result of increases in the allowance for doubtful accounts and asset impairment losses. In the full year, cost of sales increased 22% for the same reasons.

Selling, general and administrative expenses decreased 18% to Ps. 783 million in 4Q15, and were equivalent to 14% of revenues. For the full year, SG&A expense was unchanged from 2014 levels, and was the equivalent of 9.2% of revenues, compared to 7.8% in 2014.

Other Income (Expense), net was income of Ps. 106 million in 4Q15 and Ps. 334 million for the full year. This line item includes the net effects from the sale of Proactiva, divestment of various assets, the deconsolidation of San Martín, and restructuring costs.

Operating loss was Ps. 10,284 million in 4Q15 and Ps. 6,359 million in 2015.

Adjusted EBITDA was Ps. (9,873) million in 4Q15 and Ps. (4,371) million in 2015.

ICA 4Q15 Earnings Report	www.ica.mx	9/26

Comprehensive financing cost was Ps. 1,783 million in 4Q15 and Ps. 10,928 million in the full year. The increase compared to the 2014 periods was principally a result of the effect of the depreciation of the peso against the dollar. Interest expense rose 11% compared to 2014.

Share in earnings of affiliated companies and joint ventures was Ps. 218 million in 4Q15, unchanged from the prior year period. The share in earnings was Ps. 821 million in 2015, an increase of 49% compared to 2014. Supplemental information on the performance of affiliates and joint ventures is presented in the Notes.

Taxes include the effects of pre-tax losses, the exchange loss, and the allowances for doubtful accounts and asset impairments.

Consolidated net loss was Ps. 10,510 million in 4Q15 and Ps. 13,833 million in 2015.

Net loss of the controlling interest was a loss of 10,591 million in 4Q15. The loss per share was Ps. 17.33 and US$ 4.00 per ADS. For the full year, the loss was Ps. 14,511 million, or Ps. 23.65 per share and US$ 5.46 per ADS.

ICA 4Q15 Earnings Report	www.ica.mx	10/26

Capital Investments and Divestments

During 4Q15, the Company invested approximately Ps. 2,815 million, principally in the Palmillas – Apaseo El Grande and Mitla – Tehuantepec highways.

Capital investments in 2015 totaled Ps. 8,283 million.

During the final quarter of the year, ICA liquidated investments and assets totaling Ps. 1,678 million. The most important transactions of the quarter were:

•	Sale of its entire holding in Proactiva Medio Ambiente for Ps. 1,240 million;
•	Sale of its entire holding in its Spanish affiliate Rodio-Kronsa for Ps. 284 million; and
•	ICA and its partners in San Martín reached an agreement on a new shareholding composition, reducing ICA’s shareholding from 51% a 31.20%, in connection with the cancellation of a liability of Ps. 555 million.

Total disinvestments in 2015 were Ps. 6,692 million.

Debt and Liquidity

Total debt as of December 31, 2015 was Ps. 67,617 million, an increase of 7% compared to December 31, 2014. The increase resulted principally from exchange rate effects on dollar-denominated debt and disbursements for projects under construction.

As part of the initiation of its restructuring plan, ICA announced during the fourth quarter the suspension of payments on unsecured debt, including interest coupons on the Notes due in 2017, 2021, and 2024 as short-term debt. This decision resulted in the balance sheet reclassification to short-term of certain debt obligations in the Construction and Concessions segments and the three corporate bonds that became due once there was a non-compliance on payment obligations.

Total cash was Ps. 9,258 million as of December 31, 2015. Of this, Ps. 4,442 million was restricted cash, and Ps. 4,816 million was unrestricted, of which Ps. 2,697 million was unrestricted cash held at OMA.

ICA 4Q15 Earnings Report	www.ica.mx	11/26

Short term debt composition

25,000
20,000
15,000
10,000
5,000
-
Construction
Concessions
Airports
Corporate and Other
MXN 2014
MXN 2015
FX 2014
FX 2015

Long Term debt composition

25,000
20,000
15,000
10,000
5,000
-
Construction
Concessions
Airports
Corporate and Other
MXN 2014
MXN 2015
FX 2014
FX 2015

Debt maturity profile	1 Year	2 Years	3 Years	4 Years	5 Years	6 Years	7 Years	8 Years	9 Years	10 Years +	Total
Total	**34,336**	**1,320**	**1,500**	**1,137**	**1,180**	**4,401**	**1,509**	**5,113**	**1,621**	**15,499**	**67,617**
Bank Debt	10,988	752	866	416	352	461	520	2,520	400	2,685	19,960
Securities Debt	23,348	568	635	721	828	3,940	989	2,593	1,221	12,814	47,657

Of total debt as of December 31, 2015, 70.5% was securities debt, and 29.5% was bank debt. Short-term maturities represent 51% of total debt.

ICA 4Q15 Earnings Report	www.ica.mx	12/26

Subsequent events

Payment of secured debt and sale of OMA shares. The suspension of payment by ICA of interest on the three corporate bonds triggered cross-default clauses on credits from Santander, Deutsche Bank, and Barclays that were secured with Series B shares of OMA. As a result, Ps. 4,704 million of debt was paid in February and March 2016. In addition, a Ps. 600 million loan from Value, also secured with OMA B shares, was paid upon sale of the pledged shares.

As a result, as of the date of this report, ICA’s total debt is as shown in the following table:

	12/31/15	Payments	3/29/16
Securities debt, short term	23,348		23,348
Bank debt, short term	10,988	(5,304)	5,683

Securities debt, long term	24,309		24,309
Bank debt, long term	8,972		8,972
	67,617	(5,304)	62,313

	12/31/15	Payments	3/29/16
Civil construction	6,394	(2,940)	3,454
Concessions	30,534	(2,199)	28,335
Airports	4,878	(165)	4,713
Corporate and Other	25,811		25,811
Total	67,617	(5,304)	62,313

ICA’s shareholding in OMA, direct and indirect, was reduced to 14.32% as of the date of this report. ICA exercises control of OMA through its holding of 74.5% of SETA, the strategic partner of OMA, which holds all OMA’s Series BB shares.

Palmillas – Apaseo El Grande financing. ICA and CKD EXI signed an agreement by means of which the EXICK trust granted a Ps. 750 million convertible loan to provide the resources necessary for the completion of the Palmillas – Apaseo El Grande tollroad project.

Conference Call

        ICA’s 4Q15 earnings conference call will be held on Wednesday, March 30, at 5:00 pm Eastern Time (3:00 pm Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 81976558. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx/.

        A replay will be available until April 13, 2016 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 81976558.

ICA 4Q15 Earnings Report	www.ica.mx	13/26

Consolidated Financial Statements

ICA 4Q15 Earnings Report	www.ica.mx	14/26

ICA 4Q15 Earnings Report	www.ica.mx	15/26

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Dec 31 2014	2015
Operating Activities		
Consolidated net loss	**(2,086)**	**(13,833)**
Taxes	(751)	(2,631)
Other non-cash expenses	1,098	5,857
Items related to investing activities	**(456)**	**4,542**
Depreciation and amortization	1,071	1,302
Share in loss of associated companies	(549)	(821)
Adjustment for valuation of long term assets	(986)	4,466
Other	8	(406)
Items related to financing activities	**9,976**	**10,429**
Interest expense	5,713	6,539
Unrealized exchange rate fluctuation	3,183	4,438
Valuation of derivative financial instruments	581	(288)
Other	499	(261)
Resources used in operations	**(5,787)**	**4,673**
Net flow from operating activities	**1,993**	**9,036**
Investing activities		
Acquisition of businesses	(280)	0
Acquisition of real estate, machinery and equipment	(700)	(3,536)
Acquisition of other long term assets	(3,808)	(4,701)
Sale of real estate, machinery and equipment and other investments	347	2,404
Other	(854)	(88)
Net flow from investing activities	**(5,296)**	**(5,921)**
Financing activities		
Borrowings	36,330	13,851
Debt payments	(24,203)	(13,509)
Interest expense	(6,283)	(5,919)
Decreases in minority interest	(806)	(1,073)
Share sales (repurchases) , net	(183)	(33)
Financing for financial derivatives	(596)	991
Other	502	3,293
Net cash flow from financing activities	**4,762**	**(2,398)**
Net change in cash and cash equivalents	**1,460**	**718**
Adjustments in cash flow for exchange variations	6	104
Cash and cash equivalents at beginning of period	7,001	8,467
Cash and cash equivalents at end of period	**8,467**	**9,289**

ICA 4Q15 Earnings Report	www.ica.mx	16/26

## Empresas ICA, S.A.B. de C.V.
## Consolidated Segment Information

| | Civil Construction | Industrial Construction | Total Construction Segment | Elimination | Construction Segment Consolidated |
|---|---|---|---|---|---|
| **4Q15** | | | | | |
| Revenues | 2,824 | 3,808 | 6,632 | (3,808) | 2,824 |
| Operating Income (Loss) | (7,252) | 407 | (6,845) | (407) | (7,252) |
| *Operating margin* | *-256.8%* | *10.7%* | *-103.2%* | *10.7%* | *-256.8%* |
| Adjusted EBITDA | (7,181) | 429 | (6,752) | (429) | (7,181) |
| *Adj. EBITDA Margin* | *-254.3%* | *11.3%* | *-101.8%* | *11.3%* | *-254.3%* |
| Depr. & Amort. (2) | 71 | 22 | 93 | (22) | 71 |
| Total Assets | 35,679 | 7,629 | 43,308 | (7,629) | 35,679 |
| Total Debt | 6,394 | 755 | 7,149 | (755) | 6,394 |
| Capital Expenditures | 1,606 | 29 | 1,635 | (29) | 1,606 |
| **4Q14** | | | | | |
| Revenues | 8,427 | 2,422 | 10,849 | (2,422) | 8,427 |
| Operating Income (Loss) | 417 | 126 | 544 | (126) | 417 |
| *Operating margin* | *5.0%* | *5.2%* | *5.0%* | *5.2%* | *5.0%* |
| Adjusted EBITDA | 581 | 155 | 736 | (155) | 581 |
| *Adj. EBITDA Margin* | *6.9%* | *6.4%* | *6.8%* | *6.4%* | *6.9%* |
| Depr. & Amort. (2) | 163 | 29 | 192 | (29) | 163 |
| Total Assets | 42,264 | 5,199 | 47,463 | (5,199) | 42,264 |
| Total Debt | 6,462 | 319 | 6,780 | (319) | 6,462 |
| Capital Expenditures | 295 | 20 | 315 | (20) | 295 |

(1) Includes the holding company, subholding companies and consolidation effects
(2) Depreciation, amortization and net interest expenses included in cost of sales

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## Empresas ICA, S.A.B. de C.V.
## Consolidated Segment Information 12 months

| | Civil Construction | Industrial Construction | Total Construction Segment | Elimination | Construction Segment Consolidated |
|---|---|---|---|---|---|
| **2015** | | | | | |
| Revenues | 20,783 | 11,958 | 32,742 | (11,958) | 20,783 |
| Operating Income (Loss) | (7,358) | 986 | (6,372) | (986) | (7,358) |
| *Operating margin* | *-35.4%* | *8.2%* | *-19.5%* | *8.2%* | *-35.4%* |
| Adjusted EBITDA | (6,672) | 1,074 | (5,598) | (1,074) | (6,672) |
| *Adj. EBITDA Margin* | *-32.1%* | *9.0%* | *-17.1%* | *9.0%* | *-32.1%* |
| Depr. & Amort. (2) | 686 | 88 | 774 | (88) | 686 |
| Total Assets | 35,679 | 7,629 | 43,308 | (7,629) | 35,679 |
| Total Debt | 6,394 | 755 | 7,149 | (755) | 6,394 |
| Capital Expenditures | 2,877 | 85 | 2,962 | (85) | 2,877 |
| **2014** | | | | | |
| Revenues | 26,967 | 6,128 | 33,095 | (6,128) | 26,967 |
| Operating Income (Loss) | 1,457 | 364 | 1,821 | (364) | 1,457 |
| *Operating margin* | *5.4%* | *5.9%* | *5.5%* | *5.9%* | *5.4%* |
| Adjusted EBITDA | 2,085 | 448 | 2,533 | (448) | 2,085 |
| *Adj. EBITDA Margin* | *7.7%* | *7.3%* | *7.7%* | *7.3%* | *7.7%* |
| Depr. & Amort. (2) | 628 | 84 | 712 | (84) | 628 |
| Total Assets | 42,264 | 5,199 | 47,463 | (5,199) | 42,264 |
| Total Debt | 6,462 | 319 | 6,780 | (319) | 6,462 |
| Capital Expenditures | 710 | 52 | 762 | (52) | 710 |

(1) Includes the holding company, subholding companies and consolidation effects
(2) Depreciation, amortization and net interest expenses included in cost of sales

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## Empresas ICA, S.A.B. de C.V.
## Consolidated Segment Information 12 months

| | Construction | Airports | Concessions | Corporate and Other[1] | Consolidated |
|---|---|---|---|---|---|
| **2015** | | | | | |
| Revenues | 20,783 | 4,477 | 7,311 | 657 | 33,229 |
| Operating Income (Loss) | (7,358) | 1,915 | 175 | (1,091) | (6,359) |
| *Operating margin* | *-35.4%* | *42.8%* | *2.4%* | *-165.9%* | *-19.1%* |
| Adjusted EBITDA | (6,672) | 2,196 | 1,085 | (979) | (4,371) |
| *Adj. EBITDA Margin* | *-32.1%* | *49.0%* | *14.8%* | – | *-13.2%* |
| Depr. & Amort. [2] | 686 | 281 | 910 | 111 | 1,988 |
| Total Assets | 35,679 | 20,318 | 57,394 | 687 | 114,079 |
| Total Debt | 6,394 | 4,878 | 30,534 | 25,811 | 67,617 |
| Capital Expenditures | 2,877 | 558 | 3,862 | 986 | 8,283 |
| **2014** | | | | | |
| Revenues | 26,967 | 3,770 | 7,595 | 1,097 | 39,428 |
| Operating Income (Loss) | 1,457 | 1,516 | 3,318 | (246) | 6,044 |
| *Operating margin* | *5.4%* | *40.2%* | *43.7%* | – | *15.3%* |
| Adjusted EBITDA | 2,085 | 1,790 | 4,071 | (139) | 7,807 |
| *Adj. EBITDA Margin* | *7.7%* | *47.5%* | *53.6%* | – | *19.8%* |
| Depr. & Amort. [2] | 628 | 274 | 753 | 107 | 1,762 |
| Total Assets | 42,264 | 16,546 | 55,520 | 3,552 | 117,883 |
| Total Debt | 6,462 | 4,818 | 28,318 | 23,706 | 63,303 |
| Capital Expenditures | 710 | 436 | 3,394 | 2,361 | 6,902 |

(1) Includes the holding company, subholding companies and consolidation effects

(2) Depreciation, amortization and net interest expenses included in cost of sales

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Annexes: Supplemental Information

Construction Backlog

Concessions Portfolio

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Non-Consolidated Affiliates and Joint Ventures

Construction

Includes principally the results of ICA Fluor (51%), San Martín (31.2%) and the construction companies for the Nueva Necaxa- Tihuatlán (60%) highway.

Non-Consolidated Backlog

As of December 31, 2015, non-consolidated backlog totaled Ps. 65,366 million.

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New contracts and net contract additions totaled Ps. 43,087 million and included the Madero refinery contract for ICA Fluor and the reclassification of San Martín mining services and construction contracts to non-consolidated backlog.

Concessions

Includes principally the concessions for the Nuevo Necaxa - Tihuatlan highway (50%) and the Mitla – Tehuantepec tollroad (60%).

Corporate and Other

Includes principally Actica (50%) and Los Portales in Peru (50%).

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in

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conjunction with the financial statements for the year ended December 31, 2014, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2014.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate

Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 17.3398 per U.S. dollar as of December 31, 2015 and Ps. 14.7348 per U.S. dollar as of December 31, 2014.

Financial Derivative Instruments

ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

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From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.
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PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab tollroad, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

Facchina Construction Group (FCG): A medium sized heavy civil construction company in the United States. Facchina’s principal markets are in Florida and the Washington DC metropolitan area.

SPC: Services Provider Contract. 22-year contract for the provision of services to the Ministry of Government, including the construction and operation of social infrastructure.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

Actinver - Ramón Ortiz	GBM - Javier Gayol
BBVA Bancomer - Francisco Chávez	Intercam – Alejandra Marcos
Banorte-Ixe - José Itzamna Espitia	Monex - Roberto Solano
Barclays - Pablo Monsivais	Morgan Stanley - Nikolaj Lippmann
Bank of America Merrill Lynch - Carlos Peyrelongue	UBS - Marimar Torreblanca
Deutsche Bank - Esteban Polidura	Vector – Rosendo Estrada

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

For more information, contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the United States: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

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Exhibit 1

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, March 29, 2015

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At December 31st, 2015 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the fourth quarter of 2015 as a result of additional changes in the peso or changes in interest rates since December 31st, 2015.

In accordance with your request for this section, we set forth below the derivatives that matured or had an early termination during the quarter.

The following were the effects of derivative transactions as of December 31st, 2015:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

Project	Derivative	Type		Notional		Fair Value	Date		Term		Bank	Position
				amount (thousand)	currency	present quarter (Ps)	closing	Years	Days			
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(733,777)	USD	(247,569)	17-dic-15	90	17-mar-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(3,132,521)	USD	(1,074,233)	17-dic-15	118	15-abr-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(3,180,573)	USD	(1,093,751)	17-dic-15	150	17-may-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(2,911,280)	USD	(998,432)	17-dic-15	179	16-jun-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(3,432,609)	USD	(1,165,308)	17-dic-15	208	15-jul-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(2,268,880)	USD	(764,297)	17-dic-15	240	17-ago-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(2,636,350)	USD	(887,478)	17-dic-15	267	14-sep-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(5,735,907)	USD	(1,921,002)	17-dic-15	297	14-oct-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(6,741,988)	USD	(2,238,000)	17-dic-15	330	17-nov-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	(10,515,563)	USD	(3,466,560)	17-dic-15	359	16-dic-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	3,432,609	USD	(343,896)	29-dic-15	196	15-jul-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	10,515,563	USD	(1,130,439)	29-dic-15	347	16-dic-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	2,911,280	USD	(285,877)	29-dic-15	167	16-jun-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	6,741,988	USD	(692,746)	29-dic-15	318	17-nov-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	3,180,573	USD	(316,034)	29-dic-15	138	17-may-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	5,735,907	USD	(590,840)	29-dic-15	285	14-oct-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	3,132,521	USD	(299,987)	29-dic-15	106	15-abr-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	2,636,350	USD	(272,234)	29-dic-15	255	14-sep-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	733,777	USD	(67,040)	29-dic-15	78	17-mar-16	active	HSBC	NA
ICA Fluor	TULAPAQ4 CP	Fx forward	Hedge	2,268,880	USD	(228,095)	29-dic-15	228	17-ago-16	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(10,036,979)	USD	(3,260,723)	17-dic-15	390	17-ene-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(13,168,753)	USD	(4,265,647)	17-dic-15	419	16-feb-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(13,673,658)	USD	(4,402,384)	17-dic-15	449	16-mar-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(11,401,109)	USD	(3,656,748)	17-dic-15	475	12-abr-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(12,911,223)	USD	(4,141,425)	17-dic-15	510	17-may-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(12,864,232)	USD	(4,123,441)	17-dic-15	539	16-jun-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(10,639,292)	USD	(3,429,783)	17-dic-15	570	17-jul-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(11,019,277)	USD	(3,588,931)	17-dic-15	600	17-ago-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(8,790,930)	USD	(2,885,374)	17-dic-15	628	15-sep-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Hedge	(4,205,100)	USD	(1,392,971)	17-dic-15	660	17-oct-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(10,036,979)	USD	(1,432,272)	23-dic-15	384	17-ene-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(13,168,753)	USD	(1,827,401)	23-dic-15	413	16-feb-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(13,673,658)	USD	(1,874,759)	23-dic-15	443	16-mar-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(11,401,109)	USD	(1,594,173)	23-dic-15	469	12-abr-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(12,911,223)	USD	(1,781,534)	23-dic-15	504	17-may-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(12,864,232)	USD	(1,780,602)	23-dic-15	533	16-jun-17	active	HSBC	NA
ICA Fluor	TULAPAQ4LP	Fx forward	Cobertura	(10,639,292)	USD	(1,473,805)	23-dic-15	564	17-jul-17	active	HSBC	NA

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness. Early terminated derivatives are excluded from the analysis.

Sensitivity analysis was developed considering three scenarios: a) 25 bp increase/reduction in interest rates; b) 50 bp increase/reduction in interest rates; and c) 100 bp increase/reduction in interest rates.

 Applied method for determining expected loss

To determine the expected losses of the sensitivity analysis we used the following methods:

▪	Fair Value model: for the Forward strategy (ICA Guatemala)

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of December 31st, 2015, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, March 29, 2016

/s/ Rodrigo A. Quintana Kawage

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer